UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 March 2017

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Director/PDMR Shareholding (09 March 2017)	Announcement Transaction in Own Shares (09 March 2017)
Announcement Director/PDMR Shareholding (10 March 2017)	Announcement Transaction in Own Shares (10 March 2017)
Announcement Total Voting Rights (31 March 2017)

Diageo PLC – Director/PDMR Shareholding
Dated 09 March 2017

Diageo plc (the "Company")

Transaction notification

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	IVAN MENEZES
b)	Position / status	CEO
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
c)	Description of the financial instrument	AMERICAN DEPOSITORY SHARES ("ADS")
d)	Nature of the transaction	RELEASE OF ADS, IN RESPECT OF AN AWARD MADE UNDER THE COMPANIES DISCRETIONARY INCENTIVE PLAN ("DIP") ON 8 MARCH 2012. THE BALANCE OF THE AWARD HAS BEEN RETAINED.
e)	Price(s) and volume(s)	Price(s)	No. of ADS released	No. of ADS Sold*
		$111.075	19,523	11,008*
*ADS HAVE BEEN SOLD TO MEET THE REQUIREMENT TO REIMBURSE THE COMPANY FOR PAYE TAX AND NATIONAL INSURANCE/SOCIAL SECURITY LIABILITIES ON AWARDS RELEASED UNDER THE DIP.
f)	Aggregated information	N/A
g)	Date of the transaction	8 MARCH 2017
h)	Place of the transaction	NEW YORK STOCK EXCHANGE (XNYS)

537577033

Diageo PLC – Transaction in Own Shares
Dated 09 March 2017

Transaction in own shares

Diageo plc ('the Company') announces that it has today purchased through Bank of America Merrill Lynch 300,000 ordinary shares in the Company at a price of 2254.9732 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans. Details of the relevant repurchase transactions are set out below:

Description of Shares:	Diageo plc ordinary shares of 28 101/108 pence each
Number of Shares repurchased:	300,000
Average price paid per Share (pence):	2254.9732
Highest price paid per Share (pence):	2256.5
Lowest price paid per Share (pence):	2250.0
Date of transaction:	9 March 2017
Broker:	Merrill Lynch International

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 4,107,881 from 1st July 2016 to today's date.

Following the above purchase, the Company holds 236,972,652 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,517,481,180.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0812Z_-2017-3-9.pdf

Diageo PLC – Director/PDMR Shareholding
Dated 10 March 2017

Diageo plc (the "Company")

Transaction notification

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. KA MIKELLS 2. D CUTTER 3. S MORIARTY 4. J FERRÁN
b)	Position / status	1. CFO 2. MEMBER OF EXECUTIVE COMMITTEE 3. MEMBER OF EXECUTIVE COMMITTEE 4. CHAIRMAN
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
c)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
d)	Nature of the transaction	1, 2, & 3: PURCHASE UNDER DIAGEO SHARE INCENTIVE PLAN 4. PURCHASE UNDER ARRANGEMENT WITH COMPANY
e)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. £22.73	8
		2. £22.73	9
		3. £22.73	8
		4. £22.73	364
f)	Aggregated information	N/A
g)	Date of the transaction	10 MARCH 2017
h)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)

537577033

Diageo PLC – Transaction in Own Shares
Dated 10 March 2017

Transaction in own shares

Diageo plc ('the Company') announces that it has today purchased through Bank of America Merrill Lynch 439,319 ordinary shares in the Company at a price of 2273.3712 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans. Details of the relevant repurchase transactions are set out below:

Description of Shares:	Diageo plc ordinary shares of 28 101/108 pence each
Number of Shares repurchased:	439,319
Average price paid per Share (pence):	2273.3712
Highest price paid per Share (pence):	2279.5
Lowest price paid per Share (pence):	2258.0
Date of transaction:	10 March 2017
Broker:	Merrill Lynch International

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 4,547,200 from 1st July 2016 to today's date.

Following the above purchase, the Company holds 237,389,105 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,517,064,727.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2048Z_-2017-3-10.pdf

Diageo PLC – Total Voting Rights
Dated 31 March 2017

TO:	Regulatory Information Service
RE:	Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 March 2017 consisted of 2,754,455,623 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 237,250,240 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,517,205,383 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

31 March 2017

Jonathan Guttridge

Company Secretarial Assistant

Diageo plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf  by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 03 April 2017	By: /s/Jonathan Guttridge
Name: Jonathan Guttridge
Title: Company Secretarial Assistant